Exhibit 99.1

Table of contents

Financial summary	3

Business drivers	5

Financial overview	7

Business highlights	8

Supplemental information on non-IFRS measures	11

Financial results for the 3-month periods ended March 31, 2014 and 2013	13

Business segment review	16

Other items analysis	24

Liquidity and capital resources	25

Consolidated financial position as at March 31, 2014 and December 31, 2013	27

Near-term outlook	28

Unaudited condensed interim consolidated financial statements	30

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s condensed unaudited interim consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2014 and 2013, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 7, 2014, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization, or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by Management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•

Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•

The specific items excluded from OIBD, operating income and net loss mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

Because of these limitations, OIBD should not be used as a substitute for net loss or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.

TO OUR SHAREHOLDERS

CASCADES REPORTS FIRST-QUARTER RESULTS

FINANCIAL HIGHLIGHTS

—	Sales of $994 million (compared to $958 million in Q4 2013 (+4%) and $914 million in Q1 2013 (+9%))

—	Excluding specific items

•	EBITDA of $80 million (compared to $105 million in Q4 2013 (-24%) and $68 million in Q1 2013 (+18%))

•	Net earnings per share of $0.01 (compared to net earnings of $0.19 in Q4 2013 and a net loss of $0.04 in Q1 2013)

—	Including specific items

•	EBITDA of $84 million (compared to $93 million in Q4 2013 (-10%) and $64 million in Q1 2013 (+31%))

•	Net loss per share of $0.01 (compared to net earnings of $0.05 in Q4 2013 and a net loss of $0.09 in Q1 2013)

—	Net debt of $1,708 million (compared to $1,612 million as at December 31, 2013), including $120 million of non-recourse net debt.

FINANCIAL SUMMARY

SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except amounts per share)	Q1 2014	Q4 2013	Q1 2013
Sales	994	958	914
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD or EBITDA)	80	105	68
Operating income	34	57	24
Net earnings (loss)	1	18	(4)
per common share	$0.01	$0.19	$(0.04)
Margin (OIBD or EBITDA)	8.0%	11.0%	7.4%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	84	93	64
Operating income	38	45	20
Net earnings (loss)	(1)	6	(8)
per common share	$(0.01)	$0.05	$(0.09)

Note 1 - Refer to “Supplemental information on non-IFRS measures” section.

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS1

(in millions of Canadian dollars)	Q1 2014	Q4 2013	Q1 2013
Packaging Products
Containerboard	33	46	25
Boxboard Europe	23	21	11
Specialty Products	12	16	11
Tissue Papers	20	32	29
Corporate Activities	(8)	(10)	(8)
OIBD excluding specific items	80	105	68

Note 1 - Refer to “Supplemental information on non-IFRS measures” section.

Exceptionally harsh weather conditions in North America resulted in higher operating costs and lower shipments. Compared to the last quarter, these factors negatively impacted our first quarter results which represent, nevertheless, an 18% EBITDA improvement compared to the same period last year. Sequentially, all our North American groups are showing lower results. The Containerboard Group suffered from a 14-day interruption of operations at its Trenton mill as a result of an equipment failure. The Specialty Products Group incurred higher energy and raw material costs. As for the Tissue Papers Group, it was also impacted by a more competitive market and a decrease in volumes in the away-from-home market and retail in Canada. On the positive side, results for the Boxboard Europe Group improved over the last quarter due to higher shipments and energy credits amounting to $5 million during the first quarter. Finally, the productivity of the Greenpac mill continues to improve gradually and produced to capacity for a few days in April.

Mario Plourde

President and Chief Executive Officer

BUSINESS DRIVERS

Cascades’ results are impacted by the U.S. dollar and Euro fluctuations against the Canadian dollar, by the energy prices and by the raw material costs.

EXCHANGE RATES

For the first quarter of 2014, the average value of the Canadian dollar lost 5% against the American dollar and the Euro compared to the previous quarter. The Canadian dollar was also 9% and 12% lower against its U.S. counterpart and the Euro respectively, compared to the same period last year.

ENERGY COSTS

With regards to energy costs, the average price of natural gas increased by 37% compared to the fourth quarter of 2013 and 48% compared to the same period last year. The harsh weather conditions last winter explain this increase. In the case of crude oil, the average price remained stable during the quarter and it was 6% higher than in Q1 2013.

MANUFACTURING SELLING PRICES AND RAW MATERIAL COSTS

On the selling price front for our manufacturing operations, the average of Cascades’ North American price index in US dollars decreased in the first quarter of 2014 by 3%, compared to the previous quarter. All our sectors experienced lower average selling prices in Q1 2014. Our tissue papers and our specialty products manufacturing units were the most affected with 7.5% and 3.0% decreases respectively, while our containerboard and boxboard manufacturing units were slightly below the levels of the previous quarter. Year over year, the important gains in average selling prices in containerboard and boxboard were offset by declining prices in tissue papers and specialty products, so the index remained relatively stable with a 0.4% increase. For the first quarter of 2014, average raw material costs were stable compared to the last quarter and 2% higher than in the same period last year.

SENSITIVITY TABLE

Please refer to page 18 of the 2013 Annual Report for a quantitative estimate of the impact on Cascades’ annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the US$/CAN$ exchange rate, assuming, for each price change, that all other variables remain constant.

1	The Cascades North American selling prices index represents an approximation of the Corporation’s manufacturing selling prices in North America (excluding converting). It is weighted according to shipments and is based on publication prices. It includes some of Cascades’ main products, for which prices are available in PPI Pulp & Paper Week magazine and on the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.
2	The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator, and it may differ from our actual manufacturing purchasing costs and our purchase mix.

	2012	2013					2014	Q1 2014 over Q1 2013		Q1 2014 over Q4 2013
These indexes should only be used as indicators of trends and they are different from our actual selling prices or purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	(units)	(%)	(units)	(%)
Selling prices (average)
Cascades North American US$ index (2005 index = 1,000)[1]	1,248	1,262	1,298	1,319	1,306	1,296	1,267	5	-%	(39)	(3)%
PACKAGING PRODUCTS
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. clay coated news (transaction)	900	880	912	942	955	922	955	75	9%	-	-%
Europe (Euro/ton)
Recycled white-lined chipboard (GD2) index[2]	680	656	656	670	671	663	671	15	2%	-	-%
Virgin coated duplex boxboard (GC2) index[3]	1,121	1,086	1,086	1,086	1,086	1,086	1,097	11	1%	11	1%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, Eastern U.S. (transaction)	657	690	740	740	740	728	740	50	7%	-	-%
Corrugating medium 26-lb. semichemical, Eastern U.S. (transaction)	627	660	710	710	710	698	710	50	8%	-	-%
Specialty Products (US$/ton, for deinked pulp)
Recycled boxboard - 20pt. bending chip (transaction)	662	653	665	682	690	673	690	37	6%	-	-%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	692	740	755	758	770	756	785	45	6%	15	2%
Unbleached kraft paper, grocery bag 30-lb.	1,110	1,118	1,135	1,135	1,135	1,131	1,143	25	2%	8	1%
Uncoated white 50-lb. offset, rolls	918	898	870	840	843	863	873	(25)	(3)%	30	4%
Tissue Papers
Cascades Tissue Papers (1999 index = 1,000)[4]	1,649	1,619	1,598	1,594	1,599	1,603	1,572	(47)	(3)%	(27)	(2)%
Raw materials (average)
Cascades North American US$ index (2005 index = 300)[5]	370	353	348	358	360	355	360	7	2%	-	-%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Midwest & Northeast average)	104	94	98	102	102	99	100	6	6%	(2)	(2)%
Special news, no. 8 (ONP - Midwest & Northeast average)	76	67	65	58	58	62	58	(9)	(13)%	-	-%
Sorted office papers, no. 37 (SOP - Midwest & Northeast average)	154	150	138	135	134	139	140	(10)	(7)%	6	4%
Europe (Euro/ton)
Recovered paper index[6]	111	111	119	114	116	115	115	4	4%	(1)	(1)%
VIRGIN PULP (US$/ton)
Bleached softwood kraft Northern, Eastern U.S.	873	898	937	947	983	941	1,017	119	13%	34	3%
Bleached hardwood kraft Northern mixed, Eastern U.S.	750	791	853	873	860	844	872	81	10%	12	1%
WOODCHIPS – Conifer Eastern Canada (US$/odmt)	123	110	107	105	104	107	100	(10)	(9)%	(4)	(4)%

Source: RISI, Random Lengths, Dow Jones and Cascades.

1	See Note 1 on page 5
2	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2014.
3	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2014.
4	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
5	See Note 2 on page 5.
6	The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been reset as of January 1, 2013.

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Overview

IN 2013

The year 2013 was highlighted by favourable market conditions as we benefited from higher selling prices in our containerboard activities, stable recycled fibre prices and a favourable Canadian dollar. We were also able to increase our total shipments by 4%. On the other hand, business conditions remained challenging in Europe and our operational efficiencies in some of our manufacturing facilities in North America were not up to our normal standards. We also incurred additional costs related to our initiatives of upgrading our information systems and the re-engineering of our business processes. As a result, we improved our operating results for the second year in a row, as our OIBD excluding specific items increased by 16% over 2012.

IN 2014

In the first quarter of 2014, our results benefited from the depreciation of the Canadian dollar against the U.S. dollar and the Euro and from price increases implemented in 2013, mainly in our Containerboard segment. On the other hand, slower-than-usual business activities in January and February combined with harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast, led to lower-than-expected sales volumes and higher energy and transportation costs. These conditions also had an indirect impact on the sourcing logistics and the supply cost of recycled fibre. Nevertheless, our total shipments remained relatively stable and our OIBD excluding specific items increased by 18%, compared to the first quarter of 2013.

For the 3-month period ended March 31, 2014, the Corporation posted a net loss of $1 million, or $0.01 per share, compared to a net loss of $8 million, or $0.09 per share, in 2013. Excluding specific items, which are discussed in detail on pages 14 to 15, we posted net earnings of $1 million during the period, or $0.01 per share, compared to a net loss of $4 million or $0.04 per share in the same period of 2013. Sales increased by $80 million, or 9%, to reach $994 million, compared to $914 million in 2013. The Corporation recorded an operating income of $38 million during the period, compared to $20 million in 2013. Excluding specific items, operating income stood at $34 million, compared to $24 million in 2013 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

Business Highlights

In 2014 and 2013, the Corporation completed transactions in order to optimize its asset base and streamline its cost structure. The following transactions and announcements, which occurred in both years, should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:

BUSINESS CLOSURES AND RESTRUCTURING

2014

BOXBOARD EUROPE

•

On April 9, following a consultation process with the unions, the Corporation announced its subsidiary Cascades Djupafors, located in Ronneby, Sweden, will definitely cease its operations on June 15, 2014. Following the closure, a number of customers will be served by our mill in La Rochette, France.

2013

CONTAINERBOARD GROUP

•

On November 27, the Corporation announced the creation of a new joint venture in the Atlantic provinces related, to our St. John’s, Newfoundland and Moncton, New Brunswick plants, with Maritime Paper Products Limited. The transaction was closed on February 1, 2014.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. During the third quarter of 2013, we announced plans to increase the tissue paper production capacity at our plant in St. Helens, Oregon. The project, of which the total cost is estimated to be $35 million, consists in converting and starting up a second paper machine at our Oregon plant. The retrofitting of an existing machine will allow us to bring additional capacity of 55,000 tons to this market at a lower capital cost and on a faster timeline than if we were to build a new machine. The project is progressing as planned and the start-up is expected in the last quarter of 2014. Total investment made in this project amounts to $13 million as of March 31, 2014.

ii. Price increases

a) In the fourth quarter of 2012, our containerboard activities started implementing price increases of US$50 per short ton for its manufacturing products and of 8% for its converting products. These price increases were gradually implemented at the end of 2012 and in 2013. The 2013 results of this segment did benefit from the full impact of these price increases.

b) In April 2013, our Containerboard Group announced price increases of US$50 per short ton for our manufacturing products and of 10% for its converting products. These price increases were gradually implemented in our corrugated products sector, starting in May 2013, and completed by the end of the third quarter.

c) During the third quarter of 2013, our North American boxboard activities announced a price hike on coated recycled paperboard (CRB) of US$40 per short ton. This price increase is gradually implemented and will continue to impact our results in coming quarters.

d) In May 2013, our European recycled boxboard activities, Reno de Medici (RdM), announced a price hike of €50 per metric ton. Due to the long order backlog and challenging market conditions, the positive impact of this price increase started to be felt at the end of the third quarter and remained stable since that period, net of the change in geographic mix.

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

					2012					2013	2014
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
OPERATIONAL
Total shipments (in ‘000 s.t.)[1]
Packaging Products
Containerboard	302	297	298	293	1,190	296	324	334	314	1,268	309
Boxboard Europe	277	285	261	281	1,104	299	301	260	277	1,137	303
Specialty Products[2]	98	97	99	91	385	94	94	93	90	371	94
	677	679	658	665	2,679	689	719	687	681	2,776	706
Tissue Papers	130	146	147	141	564	143	149	153	138	583	130
Total	807	825	805	806	3,243	832	868	840	819	3,359	836
Integration rate[3]
Containerboard only	64%	66%	67%	64%	65%	62%	57%	55%	51%	56%	57%
Tissue Papers	72%	68%	68%	69%	69%	69%	70%	71%	72%	70%	71%
Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	88%	85%	86%	86%	86%	87%	90%	88%	84%	87%	85%
Boxboard Europe	92%	95%	86%	93%	92%	99%	99%	86%	91%	94%	100%
Specialty Products (paper only)	78%	77%	79%	72%	77%	76%	76%	74%	72%	75%	76%
Tissue Papers	94%	98%	97%	94%	96%	98%	98%	100%	93%	97%	90%
Total	89%	90%	87%	88%	88%	91%	93%	88%	87%	90%	90%
Energy cons.[5] - GJ/ton	11.86	11.18	10.89	11.71	11.41	12.30	10.69	10.40	11.54	11.22	11.92
Work accidents[6] - OSHA frequency rate	3.20	3.80	4.60	3.50	3.78	3.10	3.30	3.10	3.20	3.20	3.30
FINANCIAL
Return on assets[7]
Packaging Products
Containerboard	7%	7%	7%	7%	7%	8%	9%	10%	11%	11%	12%
Boxboard Europe	7%	6%	6%	6%	6%	6%	6%	6%	7%	7%	9%
Specialty Products	7%	8%	8%	9%	9%	9%	10%	10%	12%	12%	12%
Tissue Papers	11%	15%	17%	19%	19%	18%	18%	18%	18%	18%	17%
Consolidated return on assets	7.1%	7.6%	7.5%	8.1%	8.1%	8.0%	8.0%	8.5%	9.3%	9.3%	9.5%
Return on capital employed[8]	1.9%	2.3%	2.3%	2.8%	2.8%	2.8%	2.9%	3.2%	4.0%	4.0%	4.1%
Working capital[9]
In millions of $, at end of period	536	549	524	455	455	488	544	485	455	455	526
% of sales[10]	14.8%	15.0%	14.8%	14.4%	14.4%	14.0%	13.5%	13.1%	12.9%	12.9%	12.9%

1	Shipments do not take into account the elimination of business sector inter-company shipments.
2	Industrial packaging and specialty papers shipments.
3	Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations.
4	Defined as: Manufacturing internal and external shipments/Practical capacity.
5	Average energy consumption for manufacturing mills only, excluding RdM.
6	Starting in Q1 2013, the rate includes Papersource and Bird Packaging. Excluding RdM.
7	Return on assets is a non-IFRS measure defined as the last twelve months’ (“LTM”) OIBD excluding specific items/LTM average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis.
8	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our joint ventures, excluding specific items average LTM capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis.
9	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. 10 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis.

HISTORICAL FINANCIAL INFORMATION

					2012					2013	2014
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
Sales
Packaging Products
Containerboard	284	300	299	306	1,189	298	335	353	328	1,314	330
Boxboard Europe	204	208	181	198	791	212	215	194	216	837	246
Specialty Products	202	209	197	183	791	189	196	197	192	774	203
Inter-segment sales	(18)	(19)	(17)	(14)	(68)	(14)	(17)	(15)	(15)	(61)	(16)
	672	698	660	673	2,703	685	729	729	721	2,864	763
Tissue Papers	229	255	253	242	979	241	264	279	249	1,033	245
Inter-segment sales and Corporate activities	(10)	(9)	(7)	(11)	(37)	(12)	(11)	(13)	(12)	(48)	(14)
Total	891	944	906	904	3,645	914	982	995	958	3,849	994
Operating income (loss)
Packaging Products
Containerboard	8	(1)	7	(29)	(15)	11	21	33	28	93	23
Boxboard Europe	4	-	(1)	(2)	1	2	1	-	(10)	(7)	14
Specialty Products	5	8	8	2	23	5	9	(12)	4	6	6
	17	7	14	(29)	9	18	31	21	22	92	43
Tissue Papers	21	26	24	21	92	18	23	29	36	106	9
Corporate activities	(9)	(4)	(2)	(11)	(26)	(16)	(16)	(13)	(13)	(58)	(14)
Total	29	29	36	(19)	75	20	38	37	45	140	38
OIBD excluding specific items[1]
Packaging Products
Containerboard	21	23	26	25	95	25	33	42	46	146	33
Boxboard Europe	13	11	7	11	42	11	10	9	21	51	23
Specialty Products	11	15	15	8	49	11	16	15	16	58	12
	45	49	48	44	186	47	59	66	83	255	68
Tissue Papers	33	39	35	31	138	29	33	39	32	133	20
Corporate activities	(6)	(4)	(5)	(5)	(20)	(8)	(9)	(9)	(10)	(36)	(8)
Total	72	84	78	70	304	68	83	96	105	352	80
Net earnings (loss)	3	5	2	(32)	(22)	(8)	2	11	6	11	(1)
Excluding specific items[1]	1	5	4	(5)	5	(4)	8	7	18	29	1
Net earnings (loss) per share (in dollars)		.
Basic	$0.03	$0.05	$0.02	$(0.33)	$(0.23)	$(0.09)	$0.03	$0.12	$0.05	$0.11	$(0.01)
Basic, excluding specific items[1]	$0.01	$0.05	$0.05	$(0.06)	$0.05	$(0.04)	$0.09	$0.07	$0.19	$0.31	$0.01
Cash flow from continuing operations[1]	48	37	42	34	161	46	41	78	61	226	60
Net debt[2]	1,524	1,585	1,542	1,535	1,535	1,581	1,675	1,601	1,612	1,612	1,708
Cascades North American US$ selling price index (2005 index = 1,000)[3]	1,271	1,227	1,233	1,261	1,248	1,262	1,298	1,319	1,313	1,298	1,267
Cascades North American US$ raw materials index (2005 index = 300)[3]	386	382	367	340	369	353	348	358	360	355	360
US$/CAN$	$1.00	$0.99	$1.01	$1.01	$1.00	$0.99	$0.98	$0.96	$0.95	$0.97	$0.91
EURO€/CAN$	$0.76	$0.77	$0.80	$0.78	$0.78	$0.75	$0.75	$0.73	$0.70	$0.73	$0.66
Natural Gas Henry Hub—US$/mmBtu	$2.74	$2.22	$2.81	$3.40	$2.79	$3.34	$4.09	$3.58	$3.60	$3.65	$4.94

Sources: Bloomberg and Cascades.

1	See “Supplemental information on non-IFRS measures”.
2	Defined as total debt less cash and cash equivalents.
3	See Notes 1 and 2 on page 5.

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net loss, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2014	2013
Net loss attributable to Shareholders for the period	(1)	(8)
Net earnings attributable to non-controlling interest	4	-
Provision for (recovery of) income taxes	(1)	1
Share of results of associates and joint ventures	-	(3)
Foreign exchange loss on long-term debt and financial instruments	6	2
Financing expense and interest on future employee benefits	30	28
Operating income	38	20
Specific items:
Loss (gain) on acquisitions, disposals and others	(5)	5
Unrealized loss (gain) on financial instruments	1	(1)
	(4)	4
Operating income—excluding specific items	34	24
Depreciation and amortization	46	44
Operating income before depreciation and amortization—excluding specific items	80	68

The following table reconciles net loss and net loss per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	NET EARNINGS (LOSS)		NET EARNINGS (LOSS) PER SHARE[1]
	For the 3-month periods ended March 31,		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except amount per share)	2014	2013	2014	2013
As per IFRS	(1)	(8)	$(0.01)	$(0.09)
Specific items:
Loss (gain) on acquisitions, disposals and others	(5)	5	$(0.04)	$0.04
Unrealized loss (gain) on financial instruments	1	(1)	$0.01	$(0.01)
Foreign exchange loss on long-term debt and financial instruments	6	2	$0.05	$0.02
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	-	(2)	-	-
	2	4	$0.02	$0.05
Excluding specific items	1	(4)	$0.01	$(0.04)

1	Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

The following table reconciles cash flow provided (used) by operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2014	2013
Cash flow provided by (used for) operating activities	(3)	22
Changes in non-cash working capital components	63	24
Depreciation and amortization	(46)	(44)
Income taxes paid (received)	(2)	1
Net financing expense paid	17	15
Gain (loss) on acquisitions, disposals and others	5	(5)
Unrealized gain (loss) on financial instruments	(1)	1
Dividend received, employee future benefits and others	5	6
Operating income	38	20
Depreciation and amortization	46	44
Operating income before depreciation and amortization	84	64

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

SALES

Sales increased by $80 million, or 9%, to $994 million in the first quarter of 2014 compared to $914 million in the same period of 2013, resulting mainly from the 12% and 9% depreciation of the Canadian dollar against, respectively, the Euro and the U.S. dollar and also from the average selling price increase in our Containerboard segment. That increase was partly offset by the lower volume registered in our Tissue Papers segment, although volumes were up in our Containerboard and Boxboard Europe segments.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $38 million in the first quarter of 2014, compared to $20 million in the same period of 2013, an increase of $18 million. The depreciation of the Canadian dollar and the positive impact of selling price increases in our Containerboard sector were the factors behind the increase in operating income, but were partly offset by the negative impacts of higher raw materials costs due to outside purchases and higher operating costs, mainly energy, for $10 million due to harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast. Operating results were also impacted by $4 million resulting from a 14-day shutdown at our Trenton containerboard mill, due to an equipment failure with regards to our water treatment operation. Excluding specific items, the operating income stood at $34 million in the first quarter of 2014, compared to $24 million in the same period of 2013 (see the “Supplemental Information on non-IFRS measures” and ‘‘Specific items included in operating income and net loss’’ sections for reconciliation of these amounts).

Our 2014 first-quarter operating income before depreciation was also impacted by a $5 million gain resulting from energy savings certificates (‘‘white certificates’’) awarded in the first quarter of 2014 by the Italian authorities to our European recycled boxboard operations, following an energy efficiency improvement program for the year 2013.

The main variances in sales and operating income in the first quarter of 2014, compared to the same period of 2013, are shown below:

1	Raw materials: The impacts of these estimated costs are based on production costs per unit shipped externally, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2	F/X CAN$: The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by exchange rate fluctuations, mainly the US$/CAN$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.

3	Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.

4	OIBD: Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 16 to 23).

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET LOSS

The Corporation incurred some specific items in the first quarters of 2014 and 2013 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended March 31,
	2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	23	14	6	9	(14)	38
Depreciation and amortization	15	9	6	11	5	46
Operating income (loss) before depreciation and amortization	38	23	12	20	(9)	84
Specific items:
Gain on acquisitions, disposals and others	(5)	-	-	-	-	(5)
Unrealized loss on financial instruments	-	-	-	-	1	1
	(5)	-	-	-	1	(4)
Operating income (loss) before depreciation and amortization—excluding specific items	33	23	12	20	(8)	80
Operating income (loss)—excluding specific items	18	14	6	9	(13)	34

	For the 3-month period ended March 31,
	2013
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	11	2	5	18	(16)	20
Depreciation and amortization	14	9	6	11	4	44
Operating income (loss) before depreciation and amortization	25	11	11	29	(12)	64
Specific items:
Loss on acquisitions, disposals and others	-	-	-	-	5	5
Unrealized gain on financial instruments	-	-	-	-	(1)	(1)
	-	-	-	-	4	4
Operating income (loss) before depreciation and amortization—excluding specific items	25	11	11	29	(8)	68
Operating income (loss)—excluding specific items	11	2	5	18	(12)	24

LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first quarters of 2014 and 2013, the Corporation recorded the following gain and other charge:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2014	2013
Employment contracts	-	5
Gain on a joint-venture contribution	(5)	-
	(5)	5

2014

On January 31, 2014, the Corporation concluded the creation of a new joint venture of converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL), which was announced on November 27, 2013. Our containerboard operations located in St. John’s, Newfoundland, and Moncton, New Brunswick, were integrated with those of MPPL on February 1, 2014, and the Corporation received a 40% ownership share in the joint venture Maritime Paper Products Limited Partnership (MPPLP). This transaction resulted in a gain of $5 million and non-interest bearing notes receivable totaling $4 million, to be received over a 7-year period.

2013

As part of the transition process related to the appointment of a new President and CEO, the Corporation entered into employment contracts with the new President and CEO, and its Presidents of the Containerboard, Specialty Products and Tissue Papers business segments. The fair value of the post-employment benefit obligation related to these employment contracts was evaluated at $5 million as at March 31, and an equivalent charge has been recorded.

DERIVATIVE FINANCIAL INSTRUMENTS

In the first quarter of 2014, the Corporation recorded an unrealized loss of $1 million, compared to an unrealized gain of $1 million in the same period of 2013, on certain financial instruments not designated as hedging instruments.

FOREIGN EXCHANGE LOSS ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In the first quarter of 2014, the Corporation recorded a loss of $6 million compared to a loss of $2 million in the same period of 2013, on its US$-denominated debt and related financial instruments. This is composed of a loss of $5 million, compared to a loss of $2 million loss in the same period of 2013, on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a loss of $1 million, compared to nil in the same period of 2013, on foreign exchange forward contracts not designated as hedging instruments.

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate

The U.S. containerboard industry’s production increased by 1% compared to the previous quarter and 2% compared to the same period last year. The industry’s capacity utilization rate averaged 95% in the first quarter of 2014.

Source: RISI

U.S. containerboard inventories at box plants and mills

In the first quarter, inventories of containerboard peaked with an increase of 7% in January 2014 alone. At the end of March, inventories represented 4.4 weeks of supply. These increases were partially due to the harsh weather conditions that affected the Northeast and Midwest areas.

Our Performance

The main variances in sales and operating income for the Containerboard Group in the first quarter of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 14 to 15 for more details and reconciliation.

1 Shipments do not take into account the elimination of business sector inter-company shipments. 2 Average selling price is a weighted average of containerboard and boxboard shipments.

Shipments increased by 4%, or 13,000 s.t., to 309,000 s.t. in the first quarter of 2014, compared to 296,000 s.t. in the same period of 2013. The mills external shipments increased by 15,000 s.t., as they sold fewer tons internally following the start-up of Greenpac, which took over a portion of the internal linerboard supply, thus reducing our integration rate. Since our participation in Greenpac is accounted for using the equity method, these purchases from Greenpac are accounted for as external purchases for the Group.

The total average selling price went up by $61, or 6%, to $1,065 per s.t. in the first quarter of 2014, compared to $1,004 in the same period of 2013. Both our primary mills and corrugated products units benefited from the two latest containerboard selling price increases, as well as the weakening of the Canadian dollar. The containerboard mills’ average selling price went up by $78 per s.t., while the corrugated products plants’ average selling price rose by $109 per s.t. On a consolidated basis and excluding the effect of the lower Canadian dollar, selling prices were negatively impacted by the change in the Group’s product mix. In fact, with volume up by 12%, the primary mills increased their share of the Group’s total shipments by 3%, which are sold at a lower price than converted products.

As a result, the Containerboard Group’s sales increased by $32 million, or 11%, to $330 million in the first quarter of 2014, compared to $298 million in the same period of 2013. Except for the change in the Group’s product mix highlighted above, which negatively impacted sales by $12 million, all factors impacting the Group’s revenue line were positive. The higher volume registered in the period added $13 million of sales, with the 9% depreciation in the value of the Canadian dollar against the U.S. dollar adding $12 million more in sales. In addition, the average selling price increase resulted in supplemental sales of $19 million.

Excluding specific items, operating income rose to $18 million in the first quarter of 2014, compared to $11 million in the same period of 2013, an increase of $7 million. Operating income for the quarter was affected by higher operating costs, mainly energy for $4 million due to severe weather conditions and $4 million following a 14-day equipment failure, at our Trenton’s mill, with regard to our water treatment operation. As outlined above, better selling prices and higher volume resulted in $19 million of additional income, whereas the increased weight of our primary mills in our total volume removed $12 million of operating income. On the other hand, this change in the Group’s product mix positively impacted the average raw material cost, but it was not sufficient to reverse the combined effect of the market fibre price increase and the purchase of an additional 31,000 s.t. of linerboard from Greenpac resulting in a negative impact of $12 million on operating income. This change in the mix also led to a positive variance of $4 million in variable costs and the weakening of the Canadian dollar generated $6 million in operating income. Finally, a gain of $5 million was recorded following the contribution of our assets in the Atlantic provinces to a newly formed joint-venture with Maritime Paper Products Limited, in which we have a 40% ownership share.

BUSINESS SEGMENT REVIEW (continued)

PACKAGING PRODUCTS – BOXBOARD EUROPE

Our Industry

In Europe, the order inflows of white-lined chipboard (WLC) decreased by 5% compared to the same period last year. Sequentially, the order inflows were 3% higher. Furthermore, WLC prices have been stable for nearly one year all over Europe. It is important to note that solid bleached board (SBB) inflows are no longer included in the virgin coated duplex boxboard statistics, since the beginning of 2014. This explains why the 2014 curve is lower than that of previous years.

Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe Group in the first quarter of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 14 to 15 for more details and reconciliation.

Shipments increased by 4,000 s.t., or 1%, to reach 303,000 s.t. in the first quarter of 2014, compared to 299,000 s.t. in the same period of 2013. The major part of that increase is related to our virgin boxboard market, as a pulp tank incident that happened in our plant in France reduced production capacity in the same period in 2013.

The total average selling price went up by $102, to $812 per s.t., in the first quarter of 2014, compared to $710 in the same period of 2013, resulting mainly from a lower Canadian dollar. The average selling price in Euros slightly increased but is still affected by the challenging economy and market environment in Europe. The average selling price in euros increased by €4, or 1%, to €537 in the first quarter of 2014, compared to €533 in the same period of 2013. The recycled and virgin boxboard activities’ selling prices are down by €1 and €6 respectively in the first quarter of 2014, compared to the same period of 2013. A change in the mix of products sold between the virgin and the boxboard products explains the increase in the average selling price in Euros despite the fact that both prices decreased. The challenging economy and market conditions prevailing during the first half of the year have been detrimental to our average selling price. A price increase announcement of €50 made in May of 2013 was partially implemented during the second half of the year. On the other hand, a change in geographic mix compared to last year negatively impacted the average selling price. Our European activities should continue to benefit from recently announced price increases (see the “Significant Facts and Developments” section on page 8 for more details on price increases).

As a result, the Boxboard Europe Group’s sales increased by $34 million, or 16%, to $246 million in the first quarter of 2014, compared to $212 million in the same period of 2013. The 12% depreciation of the Canadian dollar against the Euro and higher volumes accounted, respectively, for $29 million and $5 million of the increase. The higher volume is mainly coming from the virgin boxboard facilities.

Excluding specific items, operating income stood at $14 million in the first quarter of 2014, compared to $2 million in the same period of 2013, an increase of $12 million. Despite a higher energy consumption for the gross production, we recorded a $5 million gain on certificates of energy efficiency issued by the Italian authorities for savings achieved through approved projects, as part of a $4 million positive energy impact. As explained above, the depreciation of the Canadian dollar against the Euro accounted for $3 million of the increase, and the decrease in repairs and maintenance costs in one of our virgin mills, following the pulp tank incident in the first quarter of 2013 contributed in part to a $3 million positive cost reduction.

1	Shipments do not take into account the elimination of business sector inter-company shipments.

2	Average selling price is a weighted average of virgin and recycled boxboard shipments.

BUSINESS SEGMENT REVIEW (continued)

PACKAGING PRODUCTS – SPECIALTY PRODUCTS

Our Industry

Fibre costs in North America

The price of brown grades and white grades increased momentarily because of the severe weather in the first quarter of 2014. Prices have come down since then as supply is sufficient. Demand for groundwood grades continued to be well-balanced and prices remained stable for almost one year now.

Reference prices - Specialty papers

Prices of grocery bag and recycled boxboard increased by 2% and 6%, respectively, over the same period last year. Compared to the previous quarter, prices remained stable or slightly increased. After a downward trend in 2013, the average price of uncoated freesheet was 4% higher in Q1 2014 than Q4 2013 further to price increases by major producers.

Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products Group in the first quarter of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 14 to 15 for more details and reconciliation.

Shipments remained stable in the first quarter of 2014 at 94,000 s.t., compared to the same period of 2013.

The total manufacturing average selling price for the Specialty Papers and Industrial Packaging sectors went up by $38, or 4%, to $964 per s.t. in the first quarter of 2014 compared to $926 per s.t. in the same period of 2013, mainly due to the 9% depreciation of the Canadian dollar. The average selling price in U.S. dollars decreased due to an unfavourable product mix in these sectors.

As a result, the Specialty Products Group’s sales increased by $14 million, or 7%, to $203 million in the first quarter of 2014, compared to $189 million in the same period of 2013. The increase was mainly driven by the 9% depreciation of the Canadian dollar against the U.S. dollar and accounted for $12 million of the increase. Higher volumes and average selling price for the whole group accounted, respectively, for $3 million and $2 million.

Excluding specific items, operating income stood at $6 million in the first quarter of 2014, compared to $5 million in the same period of 2013, an increase of $1 million. Favourable exchange rates and higher selling prices accounted, respectively, for $5 million and $2 million of the increase, and were partly offset by higher raw material costs, mainly resin and commercial pulp, for $6 million.

1	Industrial Packaging and Specialty Papers shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

2	Average selling price includes manufacturing shipments of Industrial Packaging and Specialty Papers sectors only.

BUSINESS SEGMENT REVIEW (continued)

TISSUE PAPERS

Our Industry

The first quarter of 2014 was slightly more favorable than a year ago. The cumulative production of parent rolls increased 1% while converted products grew 2% compared to the same period last year. Despite harsh winter weather, the utilization capacity rate was higher than in Q1 2013 and Q4 2013 at approximately 95%. Quarter over quarter, parent roll production remained flat and shipments increased in both the retail and away-from-home markets by 1% and 4% respectively.

Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group in the first quarter of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 14 to 15 for more details and reconciliation.

Shipments decreased by 13,000 s.t., or 9%, to 130,000 s.t. in the first quarter of 2014, compared to 143,000 s.t. in the same period of 2013. The Manufacturing external shipments decreased by 6,000 s.t., or 14%, to 37,000 s.t. in the first quarter of 2014, compared to 43,000 s.t. in the same period of 2013. The Converting shipments decreased by 7,000 s.t., or 7%, to 93,000 s.t. in the first quarter of 2014, compared to 100,000 s.t. in the same period of 2013. The decrease is mainly driven by a decline in a softer U.S. market.

The total average selling price went up by $193, or 11%, to $1,879 per s.t. in the first quarter of 2014, compared to $1,686 in the same period of 2013. A favourable currency impact, a better integration rate and a higher selling price for consumer products sold have offset the negative impact of a lower selling price in the away-from-home market.

As a result, the Tissue Papers Group’s sales increased by $4 million, or 2%, to $245 million in the first quarter of 2014, compared to $241 million in the same period of 2013. Lower volumes accounted for $22 million of the decrease; on the other hand, the 9% depreciation of the Canadian dollar against the U.S. dollar accounted for an $18 million positive contribution.

Excluding specific items, operating income stood at $9 million in the first quarter of 2014, compared to $18 million in the same period of 2013, a decrease of $9 million, or 50%. The lower volumes and the cold weather in the Northeast that affected the energy prices in the period accounted, respectively, for a $7 million and a $4 million decrease, part of the energy $3 million negative impact. On the other hand, the 9% depreciation of the Canadian dollar against the U.S. dollar accounted for a $2 million positive impact. As well, lower subcontracting costs in the period partly offset the decrease by $2 million, as we have installed a new production line in order to increase our U.S. converting capacity. An increase in finished goods inventories during the period also increased storage and related costs for a $3 million negative impact on the operating income.

1	Shipments do not take into account the elimination of business sector inter-company shipments.

Corporate Activities

The operating loss in the first quarter of 2014 includes an unrealized loss of $1 million (Q1 2013 - $1 million gain) on financial instruments. In the first quarter of 2013, the Corporation also recorded $5 million charge due to the establishment of employment contracts in favour of the new CEO and the Presidents of its Containerboard, Specialty Products and Tissue business segments. Operating results were stable compared to last year.

Other Items Analysis

DEPRECIATION AND AMORTIZATION

The depreciation and amortization expense increased by $2 million, to $46 million, in the first quarter of 2014, compared to $44 million in the same period of 2013. The impairment charges recorded in the last two quarters of 2013 decreased the depreciation and amortization expense for 2014, but have been more than offset by capital investments completed during the last twelve months and the depreciation of the Canadian dollar against the Euro and the U.S. dollar, which increases the depreciation expense coming from our European and U.S. operations.

FINANCING EXPENSE AND INTEREST ON FUTURE EMPLOYEE BENEFITS

The financing expense and interest on future employee benefits increased to $30 million in the first quarter of 2014, compared to $28 million in the same period of 2013. The depreciation of the Canadian dollar against the Euro and the U.S. dollar increased the interest expense by $2 million.

During the second quarter of 2013, Standard & Poor’s, a rating service agency, downgraded the long-term corporate credit rating of the Corporation to ‘‘B+’’ from ‘‘BB-’’ on slower deleveraging, with a stable outlook. This has caused an increase, of 37.5 basis points, in the interest rate on our revolving credit facility since that period.

Interest expense on future employee benefits decreased by $1 million to $2 million in the first quarter of 2014, compared to $3 million in the same period of 2013, due to good investment returns in 2013, which reduced the pension plan deficit. This expense does not require any cash payment by the Corporation.

PROVISION FOR (RECOVERY OF) INCOME TAXES

In the first quarter of 2014, the Corporation recorded an income tax recovery of $1 million, for an effective negative tax rate of 50%. There is no major event explaining the difference versus the statutory tax rate, except the fact that the tax provision on the foreign exchange gain or loss on long-term debt and financial instruments, and some of our share of results of associates and joint ventures are calculated at the rate of capital gains. The rate is also impacted by the utilization of unrecognized tax losses in our Boxboard Europe Group.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 35%. In fact, the weighted average applicable tax rate is 26.8% for the first quarter of 2014.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 34.85% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France.

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. Since 2010, the Corporation has invested US$129 million ($130 million) (US$30 million ($32 million) in 2013) (including a bridge loan of US$15 million ($15 million)) in Greenpac Mill LLC (Greenpac) in relation to the construction of a recycled containerboard mill in New York State (U.S.A.), in partnership with third parties. The mill successfully started its production, as planned, on July 15, 2013. Our objective of achieving full capacity within 12 months still stands and the ramp-up has been progressing according to plan. We are extremely satisfied with the efficiency of the board machine and the quality of the board. Average daily production during the first quarter of 2014 was 944 short tons per day (1,204 short tons per day in March), with peaks close to our nameplate capacity of 1,500 short tons a day. In addition, positive operating income before depreciation was achieved in the first quarter of 2013 keeping up with the upward trend begun in 2013 fourth quarter. In the first quarter, Greenpac had a $5 million negative contribution to our share of results of associates and joint ventures. No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes.

The proportionate results of our joint ventures only, (i.e. excluding associates Boralex and Greenpac) were as follows for the 3-month periods ended March 31, 2014 and 2013:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2014	2013
Condensed statement of earnings
Sales, net of inter-company	23	21
Cost of sales and expenses	20	17
Depreciation and amortization	1	1
Operating income and net earnings before income tax	2	3
Income tax	-	1
Net earnings	2	2

Liquidity and Capital Resources

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities used $3 million of operating cash flow in the first quarter of 2014, compared to $22 million generated in the same period of 2013. Changes in non-cash working capital components used $63 million in liquidity in the first quarter of 2014, compared to $24 million in the same period of 2013. The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in pre-paid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. However, higher sales in March and higher inventory levels at the end of the quarter due to softer demand in the months of January and February, led to an increase in our working capital. Also, in Europe, a reduction of $12 million (€8 million) in factoring of accounts receivable contributed to the increase. Our average working capital of the last twelve months, as a percentage of sales, remained stable at 12.9%, compared to the end of 2013.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $60 million in the first quarter of 2014, compared to $46 million in the same period of 2013. This cash flow measurement is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities in the first quarter of 2014 required total cash resources of $44 million (compared to $46 million in the same period of 2013) for capital expenditures totaling $43 million (compared to $42 million in the same period of 2013), net of disposals of $5 million (compared to $2 million in the same period of 2013) and other assets and investments in associates and joint ventures, for an amount of $1 million (compared to $4 million in the same period of 2013).

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in the first quarter of 2014 amounted to $48 million (compared to $44 million in the same period of 2013). New capital expenditure projects in the first quarter of 2014 amounted to $27 million (compared to $26 million in the same period of 2013). The remaining amounts are related to the variation in purchases of property, plant and equipment included in ‘‘Trade and other payables’’ and to capital-lease acquisitions.

New capital expenditure projects by sector were as follows in the first quarter of 2014 (in M$):

The major capital projects initiated, in progress or completed in the first quarter of 2014 are as follows:

CONTAINERBOARD

•

$8 million, for which grants were awarded, at our Cabano mill, for the installation of bio-refinery equipment, which will increase our return on wood chips and reduce chemical usage and atmospheric emissions.

TISSUE PAPERS

•	$2 million as part of the project recently announced, of $35 million, to convert and start up a second paper machine at our Oregon plant.

•	$2 million for a new towel line that will allow us to increase our production capacity in this fast-growing southeastern U.S. market.

Other capital projects initiated, in progress or completed across the Corporation have been paid for in the first quarter of 2014 but are not significant enough to be described.

PROCEEDS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

In the first quarter of 2014, the $5 million proceeds on disposal of property, plant and equipment were as follows:

•	The Containerboard Group sold a building related to a plant previously closed, for proceeds of $3 million.

•	The Boxboard Europe Group, specifically RdM, sold some equipment in 2013 from a plant that had been closed and received proceeds of $2 million in the period.

INCREASE IN OTHER ASSETS AND INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In the first quarter of 2014, the Corporation also invested in other assets and, in the first quarter of 2013, made investments as well in associates and joint ventures for $1 million in total (compared to $4 million in the same period of 2013). The investments are as follows:

$1 million (compared to $3 million in the same period of 2013) for the modernization of our financial information system to an ERP information technology system.

In the first quarter of 2013, US$1 million ($1 million) for our Greenpac project (see page 24 for more details) in our Containerboard Group’s segment.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Including the $4 million in dividends paid out in the first quarter of 2014, financing activities from continuing operations, including debt repayment and the change in our revolving facility, generated $51 million (compared to $12 million in the same period of 2013) in liquidity.

Consolidated Financial Position

AS AT MARCH 31, 2014 AND DECEMBER 31, 2013

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	March 31, 2014	December 31, 2013
Cash and cash equivalents	27	23
Working capital[1]	526	455
% of sales[2]	12.9%	12.9%
Bank loans and advances	80	56
Current portion of long-term debt	36	39
Long-term debt	1,619	1,540
Total debt	1,735	1,635
Net debt (total debt less cash and cash equivalent)	1,708	1,612
Equity attributable to Shareholders	1,072	1,081
Equity attributable to Shareholders and total debt	2,807	2,716
Ratio of total debt/Equity attributable to Shareholders and total debt	61.8%	60.2%
Shareholders’ equity per share (in dollars)	$11.42	$11.52

1	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories, less Trade and other payables.
2	% of sales = Average LTM working capital/LTM sales.

Net Debt Reconciliation

The variances in the net debt (total debt less cash and cash equivalents) in the first quarter of 2014 are shown below (in M$), with the applicable financial ratios included:

352	OIBD excluding specific items (last twelve months)	364
4.6	Net debt/OIBD excluding specific items	4.7

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2014 are initially approved at $160 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at March 31, 2014, the Corporation had $181 million (net of letters of credit in the amount of $33 million) available through its $750 million credit facility. During the second quarter of 2013, Standard & Poor’s, a rating service agency, downgraded the long-term corporate credit rating of the Corporation to ‘‘B+’’ from ‘‘BB-’’ on slower de-leveraging, with a stable outlook.

In 2013, the Corporation issued $23 million in new letters of credit related to the Greenpac project, which should decrease in 2014. As at March 31, 2014, these letters of credit stand at the same amount.

Near-Term Outlook

Despite the shortfall in the results for the first quarter, we are still confident in our ability to do better this year than we did in 2013. The recent decrease of recycled fibre costs confirms our views that input costs should remain reasonable. Aside from Europe where the competitive environment is expected to be challenging for recovered grades, our Packaging Products activities should continue to improve. In the tissue sector, we will face headwinds caused by additional capacity and lower demand from major retailers in the US. We are reaching new milestones at the Greenpac mill in terms of daily production peaks as we continue to gradually ramp-up the machine and logistics activities. Finally, our debt to EBITDA ratio remained relatively stable during the quarter despite a weak Canadian dollar environment and seasonal working capital requirements and should continue to improve during the course of the year. As well, the closure of our Djupafors mill announced during the quarter is a concrete illustration of our commitment to manage our portfolio of assets and improve profitability.

Capital Stock Information

As at March 31, 2014, issued and outstanding capital stock consisted of 93,906,716 common shares (93,887,849 as at December 31, 2013), and 6,632,864 stock options were issued and outstanding (6,656,423 as at December 31, 2013). In the first quarter of 2014, 18,867 options were exercised and 4,692 options were forfeited. As at May 7, 2014, issued and outstanding capital stock consisted of 93,925,532 common shares and 6,411,518 stock options.

Summary of Significant Accounting Policies and Critical Accounting Estimates and Judgments

For all the details for this section, please refer to page 37 of the unaudited condensed interim consolidated financial statements.

Controls and Procedures

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at March 31, 2014 for providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICOFR as at March 31, 2014, based on the framework established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (version 1992). Based on this assessment, they have concluded that the Corporation’s ICOFR were effective at that date.

During the quarter ended March 31, 2014, there were no changes to the Corporation’s ICOFR that have materially affected, or are reasonably likely to materially affect, its ICOFR.

Risk Factors

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 52 to 60 of our Annual Report for the year ended December 31, 2013 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	MARCH 31, 2014	DECEMBER 31, 2013
Assets
Current assets
Cash and cash equivalents		27	23
Accounts receivable		599	512
Current income tax assets		32	34
Inventories		569	543
Financial assets	6	3	2
		1,230	1,114
Long-term assets
Investments in associates and joint ventures	4	274	261
Property, plant and equipment		1,686	1,684
Intangible assets with finite useful life		193	196
Financial assets	6	21	17
Other assets		107	108
Deferred income tax assets		131	118
Goodwill and other intangible assets with indefinite useful life		334	333
		3,976	3,831
Liabilities and Equity
Current liabilities
Bank loans and advances		80	56
Trade and other payables		629	590
Current income tax liabilities		5	2
Current portion of provisions for contingencies and charges		2	2
Current portion of financial liabilities and other liabilities	6	9	11
Current portion of long-term debt	5	36	39
		761	700
Long-term liabilities
Long-term debt	5	1,619	1,540
Provisions for contingencies and charges		36	37
Financial liabilities	6	36	39
Other liabilities		219	212
Deferred income tax liabilities		113	109
		2,784	2,637
Equity attributable to Shareholders
Capital stock		482	482
Contributed surplus		18	17
Retained earnings		623	642
Accumulated other comprehensive loss		(51)	(60)
		1,072	1,081
Non-controlling interest		120	113
Total equity		1,192	1,194
		3,976	3,831

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	NOTE	2014	2013
Sales		994	914
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $46 million; 2013 - $44 million)	2	868	802
Selling and administrative expense	2	93	90
Loss (gain) on acquisitions, disposals and others	4	(5)	5
Foreign exchange gain		(2)	(2)
Loss (gain) on derivative financial instruments		2	(1)
		956	894
Operating income		38	20
Financing expense		28	25
Interest expense on employee future benefits		2	3
Foreign exchange loss on long-term debt and financial instruments		6	2
Share of results of associates and joint ventures		-	(3)
Profit (loss) before income taxes		2	(7)
Provision for (recovery of) income taxes		(1)	1
Net earnings (loss) including non-controlling interest for the period		3	(8)
Net earnings attributable to non-controlling interest		4	-
Net loss attributable to Shareholders for the period		(1)	(8)
Net loss from continuing operations per basic and diluted common share		$(0.01)	$(0.09)
Weighted average basic number of common shares outstanding		93,887,849	93,885,659
Weighted average number of diluted common shares		95,558,799	94,233,251

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Net earnings (loss) including non-controlling interest for the period	3	(8)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	27	11
Change in foreign currency translation related to net investment hedging activities	(20)	(9)
Income taxes	3	1
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(1)	(2)
Change in fair value of interest rate swaps	(5)	-
Change in fair value of commodity derivative financial instruments	8	6
Income taxes	-	(1)
	12	6

Items that are reclassified to retained earnings
Actuarial loss on post-employment benefit obligations	(19)	(1)
Income taxes	5	-
	(14)	(1)
Other comprehensive income (loss)	(2)	5
Comprehensive income (loss) including non-controlling interest for the period	1	(3)
Comprehensive income attributable to non-controlling interest for the period	7	-
Comprehensive income (loss) attributable to Shareholders for the period	(6)	(3)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance – Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	–	–	(1)	–	(1)	4	3
Other comprehensive income (loss)	–	–	(14)	9	(5)	3	(2)
	–	–	(15)	9	(6)	7	1
Dividends	–	–	(4)	–	(4)	–	(4)
Stock options	–	1	–	–	1	–	1
Balance – End of period	482	18	623	(51)	1,072	120	1,192
	For the 3-month period ended March 31, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance – Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income (loss)
Net loss	–	–	(8)	–	(8)	–	(8)
Other comprehensive income (loss)	–	–	(1)	6	5	–	5
	–	–	(9)	6	(3)	–	(3)
Dividends	–	–	(4)	–	(4)	–	(4)
Acquisition of non-controlling interest	–	–	9	–	9	(15)	(6)
Balance – End of period	482	16	563	(81)	980	101	1,081

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Operating activities from continuing operations
Net loss attributable to Shareholders for the period	(1)	(8)
Adjustments for:
Financing expense and interest expense on employee future benefits	30	28
Depreciation and amortization	46	44
Loss (gain) on acquisitions, disposals and others	(5)	5
Unrealized loss (gain) on derivative financial instruments	1	(1)
Foreign exchange loss on long-term debt and financial instruments	6	2
Provision for (recovery of) income taxes	(1)	1
Share of results of associates and joint ventures	–	(3)
Net earnings attributable to non-controlling interest	4	–
Net financing expense paid	(17)	(15)
Income taxes received (paid)	2	(1)
Dividend received	2	1
Employee future benefits and others	(7)	(7)
	60	46
Changes in non-cash working capital components	(63)	(24)
	(3)	22
Investing activities from continuing operations
Payment of property, plant and equipment	(48)	(44)
Proceeds on disposals of property, plant and equipment	5	2
Investments in intangible and other assets	(1)	(4)
	(44)	(46)
Financing activities from continuing operations
Bank loans and advances	23	5
Change in revolving credit facilities	46	24
Purchase of senior notes	–	(4)
Increase in other long-term debt	–	9
Payments of other long-term debt	(14)	(14)
Settlement of derivative financial instruments	–	(4)
Dividends paid to the Corporation’s Shareholders	(4)	(4)
	51	12
Change in cash and cash equivalents during the period from continuing operations	4	(12)
Cash and cash equivalents – Beginning of period	23	20
Cash and cash equivalents – End of period	27	8

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2013.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Packaging Products
Containerboard	330	298
Boxboard Europe	246	212
Specialty Products	203	189
Intersegment sales	(16)	(14)
	763	685
Tissue Papers	245	241
Intersegment sales and others	(14)	(12)
Total	994	914
	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Packaging Products
Containerboard	38	25
Boxboard Europe	23	11
Specialty Products	12	11
	73	47
Tissue Papers	20	29
Corporate	(9)	(12)
Operating income before depreciation and amortization	84	64
Depreciation and amortization	(46)	(44)
Financing expense and interest expense on employee future benefits	(30)	(28)
Foreign exchange loss on long-term debt and financial instruments	(6)	(2)
Share of results of associates and joint ventures	–	3
Profit (loss) before income taxes	2	(7)

SEGMENTED INFORMATION (continued)

	PAYMENT OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Packaging Products
Containerboard	7	9
Boxboard Europe	1	4
Specialty Products	4	2
	12	15
Tissue Papers	12	5
Corporate	3	6
Total payment	27	26
Proceeds on disposal of property, plant and equipment	(5)	(2)
Capital-lease acquisitions	(3)	—
	19	24
Acquisitions of property, plant and equipment included in ‘‘Trade and other payables’’
Beginning of period	33	28
End of period	(9)	(10)
Payment of property, plant and equipment net of proceeds on disposals	43	42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the 3-month period ended March 31, 2014

(tabular amounts in millions of Canadian dollars)

NOTE 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 7, 2014.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) as set forth in Part 1 of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2013. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.

In Q1 2014, the Corporation classifies shipping expenses of $10 million as cost of sales. As a result of this classification, the Corporation has reclassified shipping expenses that were previously classified within Selling and administrative expenses to Cost of sales for the comparative period, resulting in a reclassification adjustment of $11 million as at March 31, 2013.

NOTE 3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s accounting policies and the key sources of information were the same as the ones that applied to the audited consolidated financial statements for the year ended December 31, 2013.

NOTE 4

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

On January 31, 2014, the Corporation concluded the creation of Maritime Paper Products Limited Partnership (MPPLP), a new joint venture of converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL), announced on November 27, 2013. The creation of this joint venture will position our Containerboard Group to achieve future growth in the Atlantic provinces and to remain at the forefront in this market, by offering an improved and more comprehensive range of products to its customers. Furthermore, the creation of MPPLP aims to provide customers with better service through the combined strengths of our Containerboard Group and MPPL.

Our containerboard operations located in St.John’s, Newfoundland, and Moncton, New Brunswick, were integrated with those of MPPL on February 1, 2014, and the Corporation received a 40% ownership in the joint venture. This transaction resulted in a gain of $5 million and non-interest bearing notes receivable totaling $4 million to be received over a 7-year period.

Net asset contribution and investment in joint venture:

	BUSINESS SEGMENT	CONTAINERBOARD
(in millions of Canadian dollar)	Joint venture created	Maritime Paper Products Limited Partnership (MPPLP)
Book value of identifiable assets and liabilities contributed:
Accounts receivable and prepaid expenses		(4)
Inventory		(3)
Property, plant & equipment		(5)
Total assets		(12)
Accounts payable		3
Net assets contributed		(9)
Fair value of share in the Joint venture		14
Notes receivable from MPPLP		4
Total consideration received		18
Total gain		9
Deferred gain on equity already owned		(4)
Net gain recorded on the transaction		5
Net investment on balance sheet:
Fair value of share in the Joint venture		14
Deferred gain on share already owned		(4)
		10

NOTE 5

LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	MARCH 31, 2014	DECEMBER 31, 2013
Revolving credit facility, weighted average interest rate of 2.99% as at March 31, 2014, consists of $319 million; US$29 million and €122 million (December 31, 2013 - $291 million; US$10 million and €125 million)	2016	536	484
7.75% Unsecured senior notes of $200 million	2016	199	199
7.75% Unsecured senior notes of US$500 million	2017	548	527
7.875% Unsecured senior notes of US$250 million	2020	273	263
Other debts of subsidiaries		37	39
Other debts without recourse to the Corporation		74	80
		1,667	1,592
Less: Unamortized financing costs		12	13
Total long-term debt		1,655	1,579
Less:
Current portion of debts of subsidiaries		14	15
Current portion of debts without recourse to the Corporation		22	24
		36	39
		1,619	1,540

As at March 31, 2014, the long-term debt had a fair value of $1,718 million (December 31, 2013 - $1,640 million).

NOTE 6

FINANCIAL INSTRUMENTS

DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)

The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)

The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation’s investment in Junex Inc., which is quoted on the Toronto Stock Exchange.

(iii)

The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at March 31, 2014, and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect Management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Corporation classified the available-for-sale financial assets as Level 1, as their fair values are determined using quoted market prices.

For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

	AS AT MARCH 31, 2014
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	6	-	6	-
Investments in shares held for trading	1	1	-	-
Derivative financial assets	23	-	23	-
Total	30	1	29	-
Financial liabilities
Derivative financial liabilities	44	-	44	-
Total	44	-	44	-

	AS AT DECEMBER 31, 2013
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	6	-	6	-
Investments in shares held for trading	1	1	-	-
Derivative financial assets	18	-	18	-
Total	25	1	24	-
Financial liabilities
Derivative financial liabilities	49	-	49	-
Total	49	-	49	-

This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155

INVESTOR RELATIONS

For more information, please contact:

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada

Telephone: 1-514-282-2697    Fax: 1-514-282-2624

www.cascades.com/investors, investisseur@cascades.com

On peut se procurer la version française

du présent rapport trimestriel en s’adressant

au siège social de la Société

à l’adresse suivante :

Secrétaire corporatif

Cascades inc.

404, boul. Marie-Victorin

Kingsey Falls (Québec) J0A 1B0

Canada